EXHIBIT  2.3

Minco Silver Corporation

Management’s Discussion and Analysis

For the Period Ended September 30, 2005

This management’s discussion and analysis (“MD&A”), dated December 5, 2005 should be read in conjunction with the accompanying unaudited consolidated financial statements and notes prepared by management for the period ended September 30, 2005. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars. The company has filed audited consolidated financial statements for the period from October 1, 2004 to November 30, 2004 as part of the Company’s prospectus.

This MD&A contains statements that are forward-looking in nature, involving known and unknown risks and uncertainties such as general economic and business conditions, operating costs, changes in foreign currency exchange rates, and other factors. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Therefore, actual results may be materially different from those expressed or implied in such statements.

Additional information, including the Company’s recent prospectus is available on SEDAR and may be accessed at www.sedar.com.

Foreign Exchange Rates

The Company undertakes many transactions in US dollars and Chinese RMB. Information concerning exchange rates between these currencies and the Canadian dollar is summarized below:

	RMB	US$
2004 average	6.382	0.770
December 31, 2004	6.880	0.830
2005 3rd quarter average	6.776	0.831
September 30, 2005	6.927	0.854

Company Overview

Minco Silver Corporation was incorporated under the laws of British Columbia, Canada on August 20, 2004 and commenced operations on October 1, 2004. Minco Silver Corporation, together with its subsidiary and joint venture, is engaged in the acquisition, exploration and development of silver resource properties in the People’s Republic of China. At the date of this MD&A, the Company is a 56% owned subsidiary of Minco Mining & Metals Corporation (“Minco Mining”).

In 2004, Minco Mining and Silver Standard Resources Inc. (“Silver Standard”) entered into a strategic alliance to jointly pursue silver opportunities in China. Pursuant to the terms of the alliance, Silver Standard initially invested $2,000,000 in the Company to acquire a 20% interest. Silver Standard has preferential purchase rights to participate in future financings of the Company with the ability to increase its interest in the Company to 30%. As part of the agreement, the Company will be the exclusive entity for both parties to pursue silver projects in China. The Company and Silver Standard have two directors in common.

The Company’s principal business is the acquisition, exploration and development of silver dominant natural resource properties in Asia, particularly in China. This business is and will be conducted through joint ventures with Chinese governmental entities and other entities. The Company’s principal property is the Fuwan Property located in Guangdong Province, China.  The Company’s objective is to explore and develop the Fuwan Property with a view to commencing commercial mining operations on the property. The Company will also be seeking to identify new silver projects in China for possible exploration and development by way of joint venture or otherwise.

In November 2004, the Company completed a non-brokered private placement of 6,000,000 special warrants at a price of $0.50 each for gross proceeds of $3 million. In May 2005, the Company closed a private placement of 4,276,000 Special Warrants at a price of $1.25 each for gross proceeds of $5,345,000. A total of 1,876,000 special warrants were sold on a brokered basis through the Company’s agent and the remaining 2,400,000 special warrants were sold by the Company on a non-brokered basis. Included in the non-brokered portion was a subscription by Silver Standard for 960,000 special warrants for aggregate proceeds of $1,200,000.

Each special warrant entitles the holder to be issued one common share of the Company during the period ending the earlier of (i) May 9, 2006; or (ii) the fifth day after a receipt is issued for the prospectus qualifying the conversion of the special warrants. The Company received a receipt for the prospectus on November 8, 2005 and the common shares will be issued shortly. The Company paid a cash commission of $187,600 for the funds raised on the brokered portion of the placement plus an underwriting fee of $15,000.

The May 2005 special warrant offering was the first part of a combined special warrant offering and initial public offering. Regulatory approval of a prospectus, received in November 2005, qualified the conversion of the special warrants into common shares. Following conversion of the special warrants and closing of the initial public offering, the Company has 25,196,000 common shares issued and outstanding, of which Minco Mining owns 55.6%, Silver Standard owns 19.7% and public shareholders own 24.7%.

At September 30, 2005 the Company had approximately $7.24 million in working capital. Net proceeds from the offerings will be used for: i) funding exploration and development activities of the Fuwan Silver property; ii) acquisition of additional China silver dominant mineral properties; and iii) general corporate purposes.

On November 8, 2005, a prospectus was receipted by British Columbia Securities Commission, Alberta Securities Commission and Ontario Securities Commission in respect of an initial public offering by the Company of a minimum of 400,000 of its common shares for $500,000 and the qualification for distribution of 10,276,000 common shares of the Company on conversion of the special warrants, as discussed above.

On December 1, 2005, the Company has received approval of its application to list its common shares on the Toronto Stock Exchange (“TSX”). The Company’s common shares began trading on the TSX on December 2, 2005. The Company’s trading symbol is “MSV”. The Company also completed its Initial Public Offering of 920,000 common shares at a price of $1.25 per common share for gross proceeds of $1,150,000.

Fuwan Silver Properties

On September 28, 2004, the Company signed a 30-year joint venture contract with Guangdong Geological Exploration and Development Corporation (“GGEDC”) for the exploration and development of the Fuwan silver deposit adjacent to the Changkeng property.

The Company and GGEDC have agreed to form a Sino-Foreign joint venture called Guangdong Minco-Nanling Mining Co., Ltd. (the “Nanling JV”) with a total investment of 30 million RMB (approximately $5 million), to explore and develop the Fuwan silver deposit.  To earn 70% equity interest in the Nanling JV, the Company is to contribute 21 million RMB (approximately $3.1 million) in six installments. The information for the six installments is described in detail in a prospectus filed on SEDAR at www.sedar.com. Instead of forming the Nanling JV, the Company is currently investigating alternative ways of structuring its ownership interest in the Fuwan silver deposit, while keeping the same ownership interest.

The Nanling JV is to acquire the Fuwan Silver property exploration permit, through Minco Mining (China) Corporation (“Minco China”), from No. 757 Exploration Team. The value of the exploration permit has been appraised at 10,330,000 RMB (approximately $1.52 million) by an independent valuator, and confirmed by the Ministry of Land and Resources of China. The Nanling JV is to pay the 10,330,000 RMB for the exploration permit in three installments within 24 months of the title transfer. The balance will be used for project exploration and feasibility studies on the Fuwan mine property.

The Fuwan Property consists of three components:

(i)

the resource properties which are the subject matter of the Fuwan exploration permit;

(ii)

the resource properties which are the subject matter of the new exploration permits; and

(iii)

the Changkeng Silver Interest.

Minco China acquired three silver properties on behalf of the Company. On April 7, 2005, Minco China received three Reconnaissance Survey Exploration Permits from the Ministry of Land and Resources of China on the properties as follows:

a) Guanhuatang silver and multi-metals property;

b) Luoke-Jilinggang silver and multi-metals property; and

c) Guyegang-Sanyatang silver and multi-metals property.

These three exploration licenses are located in the Sanzhou basin, Guangdong Province, China. Two exploration licenses, the Luoke-Jilingang (75.55 sq. km.) and the Sanyatang (91.91 sq. km) with a total area of 167.46 sq. km, cover the major part of the Northeast-trending Fuwan Silver belt which hosts the known gold and silver occurrences in the Sanzhou basin, including Fuwan Silver and Changkeng Gold properties.

Several gold-silver soil anomalies have been outlined on the two licensed areas. Major silver showings were discovered in the Luzhou and Dieping areas through the following-up of the anomalies by the 757 Exploration Team.

The Guanhuatang license consists of a total area of 37.38 sq. km located at the south margin of the Sanzhou Basin and covers several silver-copper-lead-zinc occurrences. Exploration work is quite limited in this area.

On April 22, 2005, the application submitted by No. 757 Exploration Team and Minco China for the transfer of the Exploration Permit for Reconnaissance Survey on the Fuwan Silver Property was considered in accordance with all the state’s requirements for a title transfer. The Department of Land and Resources of Guangdong Province thereby approved the transfer application. The further approval for the above title transfer from the Ministry of Land and Resource in China is currently in process.

The Company completed two verification drill holes on the Fuwan silver project located in Guangdong, China to verify results of drilling reported by the 757 Exploration Team. Drilling was supervised by Minco China’s staff, and logging and sampling was undertaken by Minco China’s project geologist.  Samples from the verification drill holes analyzed by fire assay (FA) at the Beijing General Institute of Mining and Metallurgy.

P & E Mining Consultants Inc., a Brampton, Ontario based mining consulting company, was retained by the Company to prepare an independent technical report on the Fuwan Property.  This report was commissioned to take into account the addition of three exploration permits and acquisition of additional data since the filing of a NI 43-101 technical report in November 2004. The purpose of the current NI 43-101 technical report is to:

•

take into consideration recently completed drilling by the Company;

•

estimate silver resources that reflect the Company’s current exploration permit holdings;

•

estimate silver resources on the Changkeng license, which has a different ownership structure than the Fuwan licenses; and

•

estimate silver resources using techniques that conform to the requirements of NI 43-101.

A resource estimate was prepared on the silver portion of the deposit, which includes Au, Pb and Zn credits and is reported as an Inferred Resource of 20,376,000 tonnes at 181g/t Ag, 0.34g/t Au, 0.20% Pb and 0.65% Zn. The resource estimate is undiluted and uses a cut-off grade of 75 g/t Ag. The definition of Inferred Resource is in compliance with the CIM Definitions and Standards on Mineral Resources and Mineral Reserves, November 14, 2004.

Minco China has applied for an exploration permit (the “Daginggang Application”) on the area in August 2005 and is currently in the approval process with the Ministry of Lands and Resources.  The Dadinggang area (0.395 km2), which covers the northeast extension of the Fuwan Silver deposit is adjacent to the Fuwan and Changkeng permit areas.  The additional resource potential was calculated for the Daginggang Application.  Utilizing a 75 g/t Ag cut-off grade, the resource potential for this area is estimated as 2.1 million tonnes at 171 g/t Ag, 0.59 g/t Au, 0.32% Pb and 0.65% Zn. According to NI 43-101, this additional resource potential cannot be included the Fuwan Resource Estimate. Once the exploration permit is granted to Minco China, this resource will be added to the Fuwan Resource Estimate.  Please refer to this report filed on SEDAR at www.Sedar.com for a complete explanation of results.

Results of Operations

In the following discussion, financial amounts have been rounded to the nearest thousand dollars. The Company had no results of operations in the comparative period ended September 30, 2005.

Exploration Costs

The Company’s exploration costs represent expenditures to undertake and support exploration activities on the Company’s properties.

In the third quarter of 2005, the Company spent $366,000 on property acquisition and exploration costs. In the three months ended September 30, 2005, the Company expensed $146,000 and capitalized $220,000.

In September 2005, Minco China paid RMB 1.5 million ($220,000) to No. 757 Geo-Exploration Team for the three silver licenses acquired on April 7, 2005 on behalf of the Company.

(i)

Guanhuatang property (Permit No.0100000510045 expiring April 7, 2008);

(ii)

Luoke-Jilinggang property (Permit No.0100000510046 expiring April 7, 2008); and

(iii)

Guyegang-Sanyatang property (Permit No.0100000510047 expiring April 7, 2008)

In October 2005, the Company repaid the RMB 1.5 million ($220,000) to Minco China.

In the third quarter of 2005, the Company spent $53,000 on the technical report NI 43-101 for Fuwan property. Subsequent to September 30, 2005, the Company spent another $20,000 on this report.

In the nine months ended September 30, 2005, the Company spent $437,000 of which the Company expensed $217,000 and capitalized $220,000.

Administrative Expenses

The Company’s administrative expenses include overhead associated with administering and financing the Company’s exploration activities. In the third quarter of 2005, the Company spent a total of $219,000 on administrative expenses. These expenses included professional fees (accounting, audit and legal) of $11,000, personnel costs (comprising salaries, benefits and consulting fees) of $40,000, prospectus and IPO costs of $84,000, property investigation costs of $37,000 and rent of $11,000. The Company shares its Vancouver office and China office with Minco Mining, which allocates a portion of salaries, rent and office administration expenses at cost to the Company. Minco Mining was the shareholder of the Company and the two companies had common management.

The increases in accounting and audit fees reflected work required for the preparation of the Company’s prospectus. The prospectus was filed with British Columbia Securities Commission, Alberta Securities Commission and Ontario Securities Commission in November regarding an initial public offering by the Company. The cost of preparing and filing the prospectus was $103,000 of which $84,000 was incurred in the three months ended September 30, 2005.

Administrative expenses such as salaries, office and miscellaneous increased in quarter. The increase was mainly due to the recruitment of several senior level employees in Canada and China. Recently, the Company appointed Dr. Paul J. Johnston as Vice President Exploration and appointed Mr. Robert S. Tyson as Investor Relations Manager. The Company expects that salaries expense will increase further in coming periods as it hires additional people in China.

The property investigation costs related to initiatives to investigate and evaluate additional silver properties.

For the quarter ended September 30, 2005, the Company incurred a foreign exchange loss of $8,000 as a result of a decrease in the Canadian dollar value of its RMB-denominated net assets.

Administrative expenses were $387,000 for the nine-month period ended September 30, 2005. Generally, the trends identified in the discussion of the third quarter results applied to the year-to-date administrative expenses. The Company has increased salaries expense after hiring staff, increased property investigation activity and incurred additional expenses in respect of the Company prospectus.

Interest and Sundry Income

To date the Company has been in the exploration stage and has not earned significant revenue other than interest income earned on temporary investment. In the third quarter of 2005, interest and sundry income was $7,000. As of September 30, 2005, $5.7 million was invested in monthly income funds, whose return cannot be estimated or accrued. The monthly income funds were subsequently sold in October 2005 and $10,000 gain was generated.

Interest and sundry income in the nine-month period ended September 30, 2005 was $67,000.

Financial Position

Since the Company’s last year end on December 31, 2004, the Company’s total assts have increased from $3,017,000 to $7,987,000. The bulk of the increase is represented by temporary investments (which increased by $4,759,000) and by mineral interests (which increased by $220,000). The increase in total assets was funded by special warrants which increased by $5,022,000, offset by the Company’s loss for the period.

Summary of Quarterly Results

The following table summarizes selected financial information for the four most recently completed quarters. The Company did not have results from operations prior to the fourth quarter of 2004.

	2005			2004
	Q3	Q2	Q1	Q4
Interest and sundry income	7,296	36,203	23,392	13,333
Net income (loss)	(357,892)	(112,896)	(66,786)	(150,943)
Net income (loss) per share – basic and diluted	(0.03)	(0.01)	(0.01)	(0.01)

During the period presented, the Company has had no discontinued operations or extraordinary items.

The Company’s operating losses generally trended higher from 2004 to 2005, reflecting the Company’s higher level of activity as it acquired interests in new properties and undertook new exploration initiatives.

The higher net loss in the period from inception to December 31, 2004 was mainly due to the recognition of $63,331 exploration costs, which represented Minco Mining transferred its mineral interests in the Guangdong Fuwan Silver Projects to the Company in exchange for 14,000,000 common shares in the Company.

The net loss decreased in the first quarter of 2005 as exploration activities slowed over the winter and in particular due to the Chinese New Year holiday. Project exploration and the joint ventures’ offices in China were closed for about two weeks.

In the second quarter of 2005, the Fuwan Exploration Permit for Reconnaissance Survey was transferred by No. 757 Exploration Team to Minco China. Minco China holds the exploration permit on behalf of the Company. A technical report in accordance with NI 43-101 for the Fuwan property was finalized on September 30, 2005. The administrative expenses increase in the third quarter of 2005 was mainly related to the preparation of a prospectus to be filed with securities commissions in respect of an initial public offering by the Company.

Liquidity and Capital Resources

The Company is in the exploration stage and does not generate significant revenues. The Company relies on equity financing for its working capital requirements to fund its exploration, development, investment, and permitting activities.

Cash Flow

Operating Activities

In the third quarter of 2005, the Company used cash of $280,000 to support operating activities.

The net loss in this quarter was $358,000. The cash impact of this loss was partially offset by amortization $370 and non-cash working capital accounts $77,000.

For the nine months ended September 30, 2005, cash used in operating activities was $469,000 which also primarily related to the loss from operations.

Financing Activities

In the third quarter of 2005, the Company generated $232,000 in advances from Minco China: the three silver licenses fees of $220,000 was paid to No. 757 Geological Team and new silver property investigation costs of $12,000 was also paid by Minco China on behalf of the Company. In October 2005, the Company repaid $220,000 to Minco China.

During the nine months ended September 30, 2005, the Company generated $5,411,000 from financing activities, including $5,096,000 from the issuance of special warrants and $316,000 from Minco China.

Since the Nanling JV has not got a foreign currency account yet, the Company cannot remit funds to its account directly. Accordingly, the Company remits funds to Minco China which in turn advances the operating funds in RMB to the Nanling JV.

Investing Activities

In the third quarter of 2005, the Company used $87,000 in investing activities; $138,000 was generated from liquid short-term investments and $220,000 was used to pay Fuwan’s exploration permit. The Company also spent $5,000 to purchase new equipment, including capital assets purchased by joint ventures.

For the nine months ended September 30, 2005, the cash used in investment activities were $4,988,000.

Available Resources

The Company’s cash and short-term investment balance at September 30, 2005 amounted to $7,724,000. The strong cash position will enable the Company to continue its exploration, acquisition and development activities.

Share Capital

The Company has recently undertaken issuances of securities as follows:

•

In November 2004, the Company raised $3,000,000 through a non-brokered private placement of 6 million special warrants at $0.50 each. Each special warrant entitles the holder, upon the exercise without payment of any additional consideration, to receive one common share of the Company. Four million special warrants were placed with the Company’s strategic partner, Silver Standard.

•

On May 10, 2005, the Company issued 4,276,000 special warrants at $1.25 each for gross proceeds of $5,345,000. Of this amount, $2,345,000 was raised on a brokered basis and $3,000,000 was raised on a non-brokered basis. Each special warrant entitles the holder to be issued one common share of the Company during the period ending the earlier of (i) May 9, 2006; or (ii) the fifth day after a receipt is issued for the prospectus qualifying the conversion of the special warrants. the Company paid cash commission of $187,600 for the funds raised on the brokered portion of the placement plus an underwriting fee of $15,000. Upon issuance of common shares in respect of the recently receipted prospectus qualifying the special warrants, the Company will have 24,276,000 common shares issued and outstanding.

•

On December 1, 2005, the Company completed its initial public offering of 920,000 common shares at a price of $1.25 per common share (the “IPO”) for gross proceeds of $1,150,000. Blackmont Capital Inc. (the “Agent”) was paid a cash commission equal to 8% of the proceeds from the sale of common shares pursuant to the IPO and an underwriting and agency fee of $45,000, plus GST. As additional consideration in connection with the IPO and a previously completed special warrant offering, the Company also granted agents’ warrants to the Agent and members of its selling group entitling them to purchase up to 279,600 common shares at an exercise price of $1.25 per common share for a period of 12 months from the IPO closing date and thereafter at a price of $1.50 per common share for an additional six months.

At the close of the IPO, the Company has 25,196,000 shares issued and outstanding, of which Minco Mining owns 14,000,000 or 55.6% and Silver Standard owns 4,960,000 or 19.7%. Silver Standard also holds a preferential purchase right allowing it to increase its position to 30% by participating in future financings of the Company.

•

In addition, the Company will be granting up to 2,900,000 stock options to directors, officers, employees and consultants exercisable at a price of $1.25 per share under the Company's stock option plan.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements except through its joint ventures. In its joint ventures, Chinese partners contribute exploration permits in exchange for a combination of debt and equity in the joint venture. The exploration permits and related obligations are not recorded in the Company’s balance sheet, but, as disclosed elsewhere in this management’s discussion and analysis, the Company has certain obligations in respect of the allocation of any profits that may be generated from the joint ventures.

Contractual Obligations

In accordance with the Fuwan Joint Venture Agreement dated September 28, 2004, costs of acquiring the Fuwan Exploration Permit are as follows:

	Total ($)	Less than 1 year ($)	1 – 3 years ($)	3 – 5 years ($)	More than 5 years ($)
Property contract commitments and investment commitments	3,090,000	2,266,000	412,000	412,000	-
Total contractual obligations	3,090,000	2,266,000	412,000	412,000	-

Of the total contractual commitments, $666,000 has been paid to the 757 Team as at the date of this MD&A ($446,000 for the transfer of the Fuwan Exploration Permit to Minco China and $220,000 for the issuance of the New Exploration Licenses to Minco China).

Transactions with Related Parties and Non-Cash Transactions

The Company has entered into transaction with related parties as follows:

(a)

Accounts payable at September 30, 2005 include $134,721 (December 31, 2004 – $57,007) due to Minco Mining in respect of shared office expenses of $94,938 and exploration expenses for Fuwan property of $39,783 (December 31, 2004 – $11,441).

(b)

The amount due to Minco China, a wholly-owned subsidiary of Minco Mining, is unsecured, does not bear interest and has no fixed terms of repayment.

(c)

During the three- and nine-month periods ended September 30, 2005, the Company paid consulting fees of $16,045 and $37,570, respectively to a director of the Company.  These consulting fees are included in exploration costs and property investigation.

(d)

During the three- and nine-month periods ended September 30, 2005, the Company paid or accrued $11,106 and $33,548, respectively in respect of rent, $39,783 and $83,368, respectively in respect of exploration costs, and $83,833 and $182,124, respectively in respect of shared office expenses to Minco Mining.

(e)

Minco Mining transferred its mineral interests in the Guangdong Fuwan Silver Projects to the Company in exchange for 14,000,000 common shares in the Company.  Minco Mining was the shareholder of the

Company and the two companies had common management at the time of the transaction.

Except for the mineral interest transfer referred to in (e), which was recorded at the carrying amount, the above transactions are conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Critical Accounting Estimates

The preparation of the Company’s financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions.

In the opinion of management, none of the accounting estimates reflect matters that are highly uncertain at the time the accounting estimate is made or that would have a material impact on the Company’s financial condition, changes in financial condition or results of operations.

Changes in Accounting Policies

The Company’s significant accounting policies are described in Note 2 to the November 2004 audited financial statements and are included in the interim financial statements for the nine months ended September 30, 2005. There has been no change in the Company’s accounting policies in the current period.

Financial Instruments and Other Instruments

Fair value - The fair value of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments. The fair value of temporary investments is equivalent to market value, although temporary investments are carried at the lower of cost or market value.

Exchange risk - The Company operates in the People’s Republic of China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB and are therefore subject to foreign currency risk arising from changes in exchange rates with the Canadian dollar.

Interest rate risk - The Company is exposed to interest rate risk on its short-term investments, but this risk relates only to investments held to fund future activities and does not affect the Company’s current operating activities.

Credit risk - The Company generally places its temporary investment funds with government and bank debt securities and is subject to minimal credit risk with regard to temporary investments.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

The Company’s related critical financial instruments and other instruments remain essentially unchanged from the last quarter of 2005.

Outstanding Share Data

At the date of this MD&A, the Company has issued 25,196,000 common shares, warrants to purchase up to 279,600 common shares and options to purchase up to 2,900,000 common shares. The maximum number of shares that is potentially issuable is therefore 28,375,600.